This submission is made solely for the purpose of establishing a new registration statement containing two Class IDs for (i) Gold Track and Registered Fixed Account Option (“RFAO”) and (ii) Gold Track Select and RFAO under CIK 0002041679 for Brighthouse Life Insurance Co (RILA MVA) in contemplation of a future post-effective amendment under the Securities Act of 1933, as directed by the SEC in Release No. 33-11294; 34-100450; IC-35273; File No. S7-16-23 (“Registration for Index-Linked Annuities and Registered Market Value Adjustment Annuities; Amendments to Form N-4 for Index-Linked Annuities, Registered Market Value Adjustment Annuities, and Variable Annuities; Other Technical Amendments”). This submission is part of our transition of the RFAO, currently registered on Form S-3 as Registration No. 333-276468, to the amended Form N-4 requirements tailored to register market value adjustment annuities.